Exhibit 12.2
Kimco Realty Corporation and Subsidiaries
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
For the three months ended March 31, 2013

Pretax earnings from continuing operations before adjustment for noncontrolling interests or income loss from equity investees	$25,158,409

Add:
Interest on indebtedness (excluding capitalized interest)	54,027,945
Amortization of debt related expenses	1,826,860
Portion of rents representative of the interest factor	1,784,075
82,797,289

Distributed income from equity investees	43,320,920

Pretax earnings from continuing operations, as adjusted	$126,118,209

Combined fixed charges and preferred stock dividends -
Interest on indebtedness (including capitalized interest)	$54,247,410
Preferred dividend factor	17,794,493
Amortization of debt related expenses	675,449
Portion of rents representative of the interest factor	1,784,075

Combined fixed charges and preferred stock dividends	$74,501,427

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.7